EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income Before Income Taxes	$316,418	$308,003	$238,226	$202,021	$282,865	$253,987	$146,891
Fixed Charges (as below)	126,797	123,721	110,547	118,365	151,874	171,023	130,758
Total Earnings	$443,215	$431,724	$348,773	$320,386	$434,739	$425,010	$277,649

FIXED CHARGES
Interest Expense	$116,677	$115,202	$99,135	$106,301	$129,106	$161,840	$121,758
Credit for Allowance for Borrowed Funds Used During Construction	5,620	5,319	8,100	8,764	17,668	4,083	5,175
Interest Rate Hedges	-	-	(188)	-	-	-	-
Estimated Interest Element in Lease Rentals	4,500	3,200	3,500	3,300	5,100	5,100	3,825
Total Fixed Charges	$126,797	$123,721	$110,547	$118,365	$151,874	$171,023	$130,758

Ratio of Earnings to Fixed Charges	3.49	3.48	3.15	2.70	2.86	2.48	2.12